SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549


                          SCHEDULE 13G


           Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*


            American Indemnity Financial Corporation
            ________________________________________
                        (Name of Issuer)


                Common Stock, $3.33 1/3  par value
                __________________________________
                 (Title of Class of Securities)


                           026759-10-0
                           ___________
                         (CUSIP Number)




      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 026759-10-0       13 G              Page 2 of 5 Pages
________________________________________________________________

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         Irma K. Seinsheimer Trust
________________________________________________________________

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                             (a)   [ ]

                                             (b)   [x]
_______________________________________________________________

    3    SEC USE ONLY

_______________________________________________________________

    4    CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas
_______________________________________________________________
                    5          SOLE VOTING POWER
NUMBER OF
                               7,675 shares
 SHARES             ___________________________________________
                    6          SHARED VOTING POWER
BENEFICIALLY
                               464,095 shares
  OWNED             ___________________________________________
                    7          SOLE DISPOSITIVE POWER
 BY EACH
                               7,675 shares
REPORTING           ___________________________________________
                    8          SHARED DISPOSITIVE POWER
 PERSON
                               464,095 shares
  WITH
_______________________________________________________________

    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

                   471,770 shares
_______________________________________________________________

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES

                                                          [ ]
_______________________________________________________________

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   24.2%
_______________________________________________________________

   12     TYPE OF REPORTING PERSON

                         OO
_______________________________________________________________

                                             Page 2 of 5 Pages

Item 1(a) Name of Issuer:

          American Indemnity Financial Corporation ("AIFC")

Item 1(b) Address of Issuer's Principal Executive Offices:

          One American Indemnity Plaza
          Galveston, Texas 77550

Item 2(a) Name of Person Filing:

          Irma K. Seinsheimer Trust

Item  2(b)  Address  of Principal Business Office or, if none,
            Residence:

          2201 Market Street
          Galveston, Texas 77550

Item 2(c) Citizenship:

          Texas

Item 2(d) Title of Class of Securities:

          Common Stock, $3.33 1/3 par value (the "Common Stock")

Item 2(e) CUSIP Number:

          026759-10-0

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          Not applicable.

Item 4    Ownership:

          (a) Amount Beneficially Owned:

              471,770

          (b) Percent of Class:

              24.2%

          (c) Sole Voting Power:   7,675 shares
              Shared Voting Power:  464,095 shares
              Sole Dispositive Power:   7,675 shares
              Shared Dispositive Power:  464,095 shares


                            Page 3 of 5 Pages

Item 5    Ownership of Five Percent or Less of a Class:

          Not applicable.

Item  6   Ownership of More than Five Percent on Behalf of
          Another Person:

          The Irma K. Seinsheimer Trust (the "Trust") is a testamentary trust that beneficially owns 471,770 shares of Common Stock of AIFC. These shares of Common Stock are held by the Trust for the benefit of J. F. Seinsheimer, Jr. and his children. The income from the Trust is distributed to Mr. Seinsheimer, and upon his death, the remainder will be divided among his children. Of the 471,770 shares of Common Stock beneficially owned by the Trust, 7,675 shares are owned of record and 464,095 shares are owned by two corporations controlled by the Trust, namely American Finance Company of Galveston and United States Securities Corporation, that owned of record 289,764 shares and 174,331 shares of the Company's Common Stock, respectively.

           Mr. Seinsheimer and William C. Levin, M.D. (a director of AIFC) are co-trustees of the Trust and as such have shared voting and dispositive power with respect to the shares of Common Stock beneficially owned by the Trust. However, Dr. Levin exercises no voting or dispositive power over, has no pecuniary interest in and disclaims any beneficial ownership or interest in the shares of Common Stock beneficially owned by the Trust.

Item 7    Identification  and Classification  of  the  Subsidiary
          Which  Acquired the Security Being Reported on  By  the
          Parent Holding Company:

          Not applicable.

Item  8   Identification and Classification of Members  of  the
          Group:

          Not applicable.

Item 9    Notice of Dissolution of Group:

          Not applicable.

Item 10   Certification:

          Not applicable.

                            Page 4 of 5 Pages

                           Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       February 14, 1997
                                       _________________
                                              Date


                                  IRMA K. SEINSHEIMER TRUST



                              By:   J. F. Seinsheimer, Jr.
                                    ______________________
                                    J. F. Seinsheimer, Jr.
                                          Co-Trustee


                          Page 5 of 5 Pages